Exhibit (a)(5)(N)

JASON INDUSTRIES, INC. (FORMERLY QUINPARIO ACQUISITION CORP.)

ANNOUNCES ADDITIONAL INCREASE IN OFFER PRICE AND EXTENSION OF

WARRANT TENDER OFFER

MILWAUKEE, WISCONSIN – JULY 7, 2014 /Globe Newswire/ - Jason Industries, Inc., formerly known as Quinpario Acquisition Corp. (Nasdaq: JASN, JASNW) (the “Company” or “Jason”), today announced that it has increased the price it will offer to pay for its warrants in its previously announced warrant tender offer from $1.00 to $1.50 per warrant. The Company also announced that the warrant tender offer has been extended, in accordance with applicable rules and regulations governing tender offers, until 11:59 p.m., New York City time, on July 18, 2014, unless further extended or terminated. The warrant tender offer was previously scheduled to expire at 11:59 p.m., New York City time, on July 7, 2014. As of July 3, 2014, 43,700 warrants have been tendered and not withdrawn.

Except for the increase in offer price and the extension of the expiration date, all of the material terms and conditions set forth in the amended and restated offer to purchase, the related amended and restated letter of transmittal and the other offer materials for the warrant tender offer (the “Amended and Restated Offer Documents”) remain unchanged. The Company will mail to the warrant holders a supplement to the Amended and Restated Offer Documents reflecting the increase in offer price and the extension of the expiration date (the “Supplement,” and together with the Amended and Restated Offer Documents, the “Offer Documents”).

The Company has offered to purchase up to 9,200,000 of its outstanding warrants in the warrant tender offer. If more than 9,200,000 warrants are duly tendered and not properly withdrawn, the Company will purchase warrants from tendering warrant holders on a pro rata basis (disregarding fractions), in accordance with the number of warrants duly tendered by or on behalf of each warrant holder (and not so withdrawn). Tenders of the Company’s warrants must be made prior to the expiration of the warrant tender offer and may be withdrawn at any time prior to the expiration of the warrant tender offer, in accordance with the procedures described in the Offer Documents. The warrant tender offer is not conditioned on any financing or any minimum number of warrants being tendered. However, the warrant tender offer is subject to certain other conditions, as more fully described in the Offer Documents. As previously announced, the condition that the acquisition of Jason Incorporated be completed has been satisfied.

The Company has 18,400,000 outstanding warrants. The warrants are currently listed on the Nasdaq Capital Market under the symbol “JASNW.” On July 3, 2014, the last reported trading price of the Company’s warrants was $1.43 per warrant.

None of Quinpario Partners I, LLC, the Company’s sponsor, nor the Company’s current or former directors and executive officers will tender their warrants pursuant to the warrant tender offer.

Morrow & Co., LLC is acting as the information agent for the warrant tender offer, and the depositary for the warrant tender offer is Continental Stock Transfer & Trust Company. For questions and information, please call the information agent toll free at (800) 662-5200 (banks and brokers call collect at (203) 658-9400).

This press release is neither an offer to purchase nor a solicitation of an offer to sell any Company warrants. The Amended and Restated Offer Documents are, and the Supplement will be, included as exhibits to the Schedule TO originally filed by the Company with the SEC on May 6, 2014, as amended on June 4, 2014, June 5, 2014, June 18, 2014 and June 30, 2014. Offers to purchase and solicitations of offers to sell will be made solely pursuant to the Offer Documents, as they may be further amended or supplemented. The Offer Documents, as they may be further amended or supplemented, should be read carefully and considered before any decision is made with respect to the warrant tender offer because they contain important information about the warrant tender offer. The Amended and Restated Offer Documents have been, and the Supplement will be, distributed free of charge to all Company warrant holders. In addition, these materials (and all other materials filed by the Company with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Warrant holders may also obtain free copies of the Offer Documents filed and to be filed by the Company with the SEC by directing a request to the information agent at Morrow & Co., LLC, 470 West Avenue, 3rd Floor, Stamford, CT 06902, quinpario.info@morrowco.com.

About Jason Industries, Inc.

The Company is the parent company to a global family of manufacturing leaders within the seating, finishing, components and automotive acoustics markets, including Assembled Products (Buffalo Grove, Ill.), Janesville Acoustics (Southfield, Mich.), Metalex (Libertyville, Ill.), Milsco (Milwaukee, Wis.), Morton Manufacturing (Libertyville, Ill.), Osborn (Cleveland, Ohio and Burgwald, Germany) and Sealeze (Richmond, Va.). All Jason companies utilize the Jason Business System, a collaborative manufacturing strategy applicable to a diverse group of companies that includes business principles and processes to ensure best-in-class results and collective strength. Headquartered in Milwaukee, Wis., Jason employs more than 4,000 individuals in 15 countries.

Prior to its recently consummated business combination, the Company was a special purpose acquisition company that completed its initial public offering in August 2013. The Company was formed for the purpose of acquiring one or more businesses through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. Quinpario Partners I, LLC, which was formed for the express purpose of acting as the sponsor for the Company’s initial public offering, is an affiliate of Quinpario Partners LLC, an investment and operating company formed by Jeffry N. Quinn, former chairman, president and chief executive officer of Solutia Inc.

Forward-looking Statements

This news release may include forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this news release that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements and are identified with, but not limited to, words such as “believe”

and “expect”. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform to the Company’s expectations and predictions is subject to a number of risks and uncertainties and depend on a number of factors such as, but not limited to, the ability to satisfy the conditions of the warrant tender offer, the performance of the Company and those factors identified in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014, in its Definitive Proxy Statement on Schedule 14A filed on June 16, 2014 and in the Offer Documents (each available at www.sec.gov), including under the “Risk Factors” section of each such document. These statements speak only as of the date they are made.

Contacts

Media:

Melissa H. Zona

+1 (636) 751-4057

mhzona@quinpario.com

Information Agent:

Morrow & Co., LLC

470 West Avenue, 3rd Floor

Stamford, Connecticut 06902

Telephone: (800) 662-5200

Banks and Brokerage Firms: (203) 658-9400

quinpario.info@morrowco.com